Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share data, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Basic
Earnings:
Net income (loss)	$(492)	$2,214	$1,806	$6,545

Shares:
Average common shares outstanding	7,841	7,976	7,845	7,946

Basic earnings (loss) per common share	$(0.06)	$0.28	$0.23	$0.82

Assuming full dilution
Earnings:
Net income (loss)	$(492)	$2,214	$1,806	$6,545

Shares:
Average common shares outstanding	7,841	7,976	7,845	7,946
Potentially dilutive common shares outstanding	150	203	177	218
Diluted average common shares outstanding	7,991	8,179	8,022	8,164

Diluted earnings (loss) per common share	$(0.06)	$0.27	$0.23	$0.80

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for the three and six months ended June 30, 2015 and June 30, 2014 excluded from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.